UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Disc Medicine, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
254604 101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Capital GP VIII LLC OrbiMed Genesis GP LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,160,941
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,160,941
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,941
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 12.8%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 16,923,285 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 736,558
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 736,558
11		Aggregate Amount Beneficially Owned by Each Reporting Person 736,558
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.4%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 16,923,285 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Capital GP VIII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,139,507
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,139,507
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,507
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 6.7%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 16,923,285 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 284,876
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 284,876
11		Aggregate Amount Beneficially Owned by Each Reporting Person 284,876
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.7%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 16,923,285 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022. This Statement relates to the common stock, par value $.0001 per share (the “Shares”), of Disc Medicine, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 321 Arsenal Street, Suite 101, Watertown, Massachusetts 02472. The Shares are listed on the NASDAQ Global Market under the ticker symbol “IRON”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On December 29, 2022, Disc Medicine, Inc. (formerly Gemini Therapeutics, Inc.) (the “Company”) completed its business combination with Disc Medicine Opco, Inc. (formerly Disc Medicine, Inc.) (“Disc”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022 (the “Merger Agreement”), by and among the Company, Disc and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Disc, with Disc continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). In addition, on December 29, 2022, the Company effected a 1-for-10 reverse stock split of its common stock and implemented a reduction in the number of authorized shares of common stock to 100,000,000. In connection with the Merger, the Company changed its name to “Disc Medicine, Inc.” Following the completion of the Merger, the business conducted by the Company became primarily the business conducted by Disc.

Under the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each share of Disc’s preferred stock was converted into a share of Disc’s common stock. At the closing of the Merger, the Company issued an aggregate of approximately 12,533,557 shares of its common stock to Disc stockholders, based on an exchange ratio of 0.1096 shares of the Company’s common stock for each share of Disc common stock outstanding immediately prior to the Merger, including those shares of common stock issued upon conversion of the Disc preferred stock, resulting in approximately 16,923,285 shares of the Company’s common stock being issued and outstanding immediately following the effective time of the Merger.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“GP VI”), OrbiMed Capital GP VIII LLC (“GP VIII”), and OrbiMed Genesis GP LLC (“OrbiMed Genesis”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VIII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VI, GP VIII, and OrbiMed Genesis are set forth on Schedules I, II, III, and IV, respectively, attached hereto. Schedules I through IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 16,923,285 Shares outstanding of the Issuer, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 29, 2022.

As of the date of this filing, OrbiMed Private Investments VI, LP (“OPI VI”), a limited partnership organized under the laws of Delaware, holds 736,558 Shares, constituting approximately 4.4% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Private Investments VIII, LP (“OPI VIII”), a limited partnership organized under the laws of Delaware, holds 1,139,507 Shares, constituting approximately 6.7% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 284,876 Shares, constituting approximately 1.7% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 736,558 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 736,558 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 1,139,507 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 1,139,507 Shares.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 284,876 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 284,876 Shares.

OrbiMed Advisors is the managing member of GP VI, GP VIII, and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, and OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI, GP VIII to vote and otherwise dispose of the securities held by OPI VIII, and OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 736,558, Shares, the number of outstanding Shares attributable to OPI VIII is 1,139,507 Shares, and the number of outstanding Shares attributable to Genesis is 284,876 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis may also be considered to hold indirectly 2,160,941 Shares.

Mona Ashiya (“Ashiya”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VI, and GP VIII may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, GP VI, and GP VIII, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, GP VI and GP VIII, which will in turn ensure that such securities or economic benefits are provided to OPI VI and OPI VIII.

Registration Rights Agreement

On December 28, 2022, Disc and the certain holders of Disc capital stock (the “Disc Investors”), including OPI VI, OPI VIII, and Genesis, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Disc (i) agreed to register, or cause the Company to register, for resale shares of common stock of the Company issued to the Disc Investors pursuant to the Merger Agreement (the “Registrable Securities”) and (ii) granted certain other registration rights to the Disc Investors. In particular, the Registration Rights Agreement provides for the following registration rights:

Shelf registration rights. No later than 45 calendar days following the completion of the Merger, the Company is required to file with the SEC, a shelf registration statement registering the resale of the Registrable Securities, and use its commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible.

Expenses and indemnification. The fees, costs and expenses of registrations pursuant to the registration rights granted to the Disc Investors under the Registration Rights Agreement will be borne by the Company. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Company, and holders of Registrable Securities are obligated to indemnify the Company for material misstatements or omissions attributable to them.

Securities of the Company shall cease to be Registrable Securities upon the earliest to occur of (i) a registration statement with respect to the sale of such Registrable Securities is declared effective by the SEC under the Securities Act and such Registrable Securities have been disposed of by the Disc Investor in accordance with such effective registration statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, (iii) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed, delivered and acceptable to the Company’s transfer agent and the affected Disc Investors, and (iv) five years after the date of the Registration Rights Agreement.

Lock-Up Agreement

In addition, in connection with the Merger, OPI VI, OPI VIII, Genesis, and Ashiya each entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Issuer pursuant to which, among other things, each agreed not to, except in limited circumstances, directly or indirectly: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares regardless of whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares (other than such rights set forth in the Merger Agreement); or (iv) publicly disclose the intention to do an of the foregoing, in each case, until 180 days after the effective time of the Merger.

Support Agreement

On August 9, 2022, Disc, Gemini Therapeutics, Inc., Genesis, and OPI VIII entered into a Company Stockholder Support Agreement (the “Support Agreement”). Under the terms of the Support Agreement, subject to certain exceptions, Genesis and OPI VIII have agreed not to sell or transfer their Shares and securities convertible into Shares held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the merger, subject to certain exceptions.

The foregoing descriptions of the Registration Rights Agreement, Lock-Up Agreement, and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, Lock-Up Agreement, and Support Agreement, which are filed as Exhibits 2 through 4 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Genesis GP LLC.
2.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39438), filed with the Securities and Exchange Commission on December 29, 2022).
3.	Form of Lock-Up Agreement (incorporated by reference to Annex E to the Issuer’s Rule 424(b)(3) Prospectus (File No. 333-267276), filed with the Securities and Exchange Commission on December 2, 2022).
4.	Form of Support Agreement (incorporated by reference to Annex D to the Issuer’s Rule 424(b)(3) Prospectus (File No. 333-267276), filed with the Securities and Exchange Commission on December 2, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VIII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

 SCHEDULE III

The business and operations of OrbiMed Capital GP VIII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Genesis GP LLC.
2.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39438), filed with the Securities and Exchange Commission on December 29, 2022).
3.	Form of Lock-Up Agreement (incorporated by reference to Annex E to the Issuer’s Rule 424(b)(3) Prospectus (File No. 333-267276), filed with the Securities and Exchange Commission on December 2, 2022).
4.	Form of Support Agreement (incorporated by reference to Annex D to the Issuer’s Rule 424(b)(3) Prospectus (File No. 333-267276), filed with the Securities and Exchange Commission on December 2, 2022).